Exhibit 22

FOR IMMEDIATE RELEASE:

CONTACT:
Stan Kay
MacKenzie Partners
212-929-5500

                   HILLS STORES UPDATES ON CHANGE OF
                    CONTROL EVENTS AND SALE PROCESS

          Canton, Mass. (July 20, 1995) -- Hills Stores today announced that holders of the requisite majority of Hills' 10 1/4% Senior Notes have agreed to grant the consents sought by the solicitation commenced by Hills on July 17. Pursuant to the consent solicitation, the note indenture will be modified (i) to extend from October 3,1995 until May 5, 1997 the date on which the bondholders could cause the Company as a result of the July 5 change of control event, to repurchase their bonds and (ii) to permit Hills to increase its working capital facility to $300 million from the present $225 million. In return for the support of these majority noteholders, Hills will amend the solicitation so that among other things, the change of control put price under the indenture will be increased from 101% of par to 102% if a change of control notice is not mailed to noteholders before January 1, 1997.

          The modified terms of the consent solicitation will be set forth in revised solicitation materials to be disseminated later this week. To allow time for the new materials to be disseminated, the solicitation will be extended to July 28 and the record date will be fixed at July 24. The revised solicitation materials will also be available through MacKenzie Partners at (800) 322-2885.

          Hills also announced that now that the bondholders have agreed to provide the requisite consents and that Chemical Bank has entered into a commitment letter to provide a new $300 million working capital facility, the Company would imminently be curing the various effects of the July 5 change of control on the Company's financing arrangements.

          Hills also stated that in response to recent inquiries, at this time it has no comment as to whether it is currently involved in any discussions with third parties regarding the possible acquisition of Hills.

          Hills further announced that it has been informed by Dickstein Partners that after a review of the actions of the former board in connection with the July 5 change of control and the expense to the Company associated with those actions, Dickstein Partners is not currently pursuing its merger proposal to acquire Hills for $22 per share in cash and $5 per share of debt securities. Dickstein Partners however, did inform Hills that depending upon the rest of the year's results, Dickstein Partners may in the future submit a similar proposal and in any event remains interested in submitting a proposal to acquire the Company. Notwithstanding Dickstein Partners' interest in submitting an acquisition proposal, until such point in time the Dickstein affiliated board members will continue to work with the rest of the board to attempt to develop the best possible acquisition proposal from third parties. Along these lines, the Hills Board plans to expeditiously retain an investment bank to assist in this effort.

         Mark Dickstein, Chairman of Hills and President of Dickstein Partners Inc. commented, "The events surrounding the July 5 change of control appear to have been designed by the outgoing board to make it as difficult as possible for us to pursue our acquisition proposal. I remain optimistic, however, that the efforts of the Hills board to maximize shareholder value in the near term will achieve results satisfactory to all the shareholders of Hills."




























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